Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment to the Agreement and Plan of Merger (this “Second Amendment”) is made and entered into as of May 13, 2026, by and among (i) Live Oak Acquisition Corp. V, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “SPAC”) and (ii) Teamshares Inc., a Delaware corporation (together with its successors, the “Company”).

WHEREAS, SPAC and the Company are party to that certain Agreement and Plan of Merger, dated November 14, 2025 (as amended as of April 1, 2026, the “Original Agreement,” and as such Original Agreement may be further amended or supplemented from time to time, including by this Second Amendment, the “Merger Agreement”);

WHEREAS, Section 9.10 of the Original Agreement permits the Merger Agreement to be amended by execution of a written instrument signed by each of SPAC and the Company; and

WHEREAS, SPAC and the Company desire to amend the Original Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto, intending to be legally bound, hereby agree as follows.

1. Definitions. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2. Amendment to the Original Agreement. The Original Agreement is hereby amended and modified in the following manner:

2.1.	Section 1.7 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

“Pre-Closing Treatment of Company Preferred Stock.

(a) In connection with the Transactions, the Company has determined to offer Eligible Preferred Holders the right, instead of having such holders’ applicable Eligible Preferred Shares (as defined herein) converted into shares of Company Common Stock pursuant to the Company Preferred Stock Exchange (as defined below), to instead have such holders’ Eligible Preferred Shares converted into shares of Company Common Stock in accordance with the Liquidation Preference Election procedures set forth in the Election and Waiver Agreements to be distributed by the Company, and subsequently returned to the Company with each Eligible Preferred Holder’s elections, in accordance with the terms of the Election and Waiver Agreement.

(b) In connection with the Closing, on or prior to the Closing Date, the Company shall take any and all actions necessary to effectuate Liquidation Preference Elections by Eligible Preferred Holders in accordance with the Election and Waiver Agreement, including by issuing shares of Company Common Stock to the Eligible Preferred Holders that make Liquidation Preference Elections prior to giving effect to the Company Preferred Stock Exchange described in Section 1.7(c).

(c) On or prior to the Closing Date, after giving effect to all Liquidation Preference Elections, the holders of Company Preferred Stock (excluding Eligible Preferred Shares already converted into shares of Company Common Stock pursuant to Section 1.7(b)) shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Charter (the “Company Preferred Stock Exchange”).”

2.2	Section 1.9 of the Original Agreement is hereby amended by deleting the following parenthetical therefrom: “after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.11(b)” in its entirety and replacing it with the following:

“after giving effect to Liquidation Preference Elections by applicable Eligible Preferred Holders and, thereafter, giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding (x) any Company Securities described in Section 1.11(b) and (y) Eligible Preferred Shares previously converted into shares of Company Common Stock in accordance with Section 1.7(b) of this Agreement”.

2.3	Section 1.11(a) of the Original Agreement is hereby amended by deleting the following parenthetical therefrom “after giving effect to the Company Preferred Stock Exchange” in its entirety and replacing it with the following:

“after giving effect to Liquidation Preference Elections by applicable Eligible Preferred Holders and, thereafter, giving effect to the Company Preferred Stock Exchange”.

2.4.	Section 6.3(e) of the Original Agreement is hereby amended to correct certain scrivener’s errors as follows: (a) the subclause captioned “Termination of Certain Contracts” is hereby renumbered from “(i)” to “(vi)”; (b) the subclause captioned “FIRPTA” is hereby renumbered from “(ii)” to “(vii)”; (c) the subclause captioned “Other Ancillary Documents” is hereby renumbered from “(iii)” to “(viii)”; and (d) the reference within the subclause captioned “Termination of Certain Contracts” to “Schedule 6.3(e)(vii)” is hereby deleted and replaced with “Schedule 6.3(e)(vi)”.

2.5.	Section 10.2 of the Original Agreement is hereby amended by deleting the definitions of the terms “Liquidation Preference Election” and “Liquidation Preference Electing Holders” set forth therein in their respective entireties and replacing such definitions with the following:

“Liquidation Preference Election” means the option, offered by the Company to Eligible Preferred Holders pursuant to the Election and Waiver Agreement, to have such Eligible Preferred Holders’ Eligible Preferred Shares converted into shares of Company Common Stock as described in clause (a) of the definition of Election and Waiver Agreement (as defined herein), with any holders that make such election agreeing, also, pursuant to the Election and Waiver Agreement, to forfeit and waive such holder’s right to receive any Earnout Shares (as defined herein), if any such Earnout Shares are issued during the post-Closing Earnout Period in accordance with the terms of this Agreement, to which such holder would otherwise have been entitled under the terms of this Agreement in respect of the Eligible Preferred Shares in respect of which such holder made a Liquidation Preference Election.

“Liquidation Preference Electing Holders” means the Eligible Preferred Holders that make Liquidation Preference Elections in accordance with the terms of the Election and Waiver Agreement.

2.6	Section 10.2 of the Original Agreement is hereby amended by inserting the following defined terms and cross-references in the appropriate alphabetical order in the table set forth therein:

“Eligible Preferred Holders” means holders of Eligible Preferred Shares.

“Eligible Preferred Shares” means, collectively, outstanding shares of Company Series C-1 Preferred Stock, Company Series C-2 Preferred Stock, Company Series D-1 Preferred Stock, Company Series D-2 Preferred Stock, Company Series D-NV Preferred Stock, Company Series E Preferred Stock and Company Series E-NV Preferred Stock.

“Election and Waiver Agreement” means the agreement pursuant to which, in connection with the Transaction, the Company will offer each Eligible Preferred Holder the right, in such holder’s discretion, to elect either: (a) to have such holder’s Eligible Preferred Shares converted, prior to giving effect to the Company Preferred Stock Exchange required by Section 1.7(c), into a number of shares of Company Common Stock to be determined based on the greater of the Original Issue Price (as such term is defined in the Company Charter) applicable to the relevant series and class of Eligible Preferred Shares with respect to which a Liquidation Preference Election is made, plus any dividends declared but unpaid thereon, with the number of shares of Company Common Stock to be delivered upon conversion to be determined based on the Per Share Price determined as of the Closing in accordance with the terms of this Agreement, or (b) to have such holder’s Eligible Preferred Shares converted, as part of the Company Preferred Stock Exchange pursuant to Section 1.7(c), into a number of shares of Company Common Stock to be determined pursuant to Section 4 of the Company Charter, to be effectuated as part of the Company Preferred Stock Exchange.

3. Ratification. Except as expressly modified by this Amendment, the Original Agreement remains unchanged and in full force and effect in its entirety and is hereby ratified and confirmed in all respects. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Whenever the Merger Agreement is referred to in the Original Agreement or in any other agreements, documents and instruments, such reference shall be deemed to be to the Original Agreement as amended by this Amendment. The Original Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. Sections 9.1 through 9.11, and 9.13 through 9.15 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Amendment as if all references to the “Agreement” contained therein were instead references to this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Second Amendment to be duly executed as of the date first written above.

SPAC:

LIVE OAK ACQUISITION CORP. V

By:	/s/ Adam Fishman
	Name:	Adam Fishman
	Title:	Chief Financial Officer

The Company:

TEAMSHARES INC.

By:	/s/ Michael Ashby Brown
	Name:	Michael Ashby Brown
	Title:	Chief Executive Officer

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